SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA
TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

FILE NO. 82-4957

March 11, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Moscow City Telephone Network - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Moscow City Telephone Network (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the Information on Material Fact (Event, Action) Effecting the Issuer's Business as of February 20, 2002.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Dlw 3/14

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Dimitri V. Kovalenko

Dmitri V. Kovalenko

Enclosure

cc: L. Leliavskaia
The Bank of New York

Viktor A. Chervony
JSC Moscow City Telephone Network

Information on Material Fact (Event, Action) Effecting the Issuer's Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's Code: **00083-*A***

Date of the fact (event, action): ***February 20, 2002***
Code: ***1100083A20022002***

On February 20, 2002, JSC Moscow City Telephone Network paid the fourth coupon of Tranche 2, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralised custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).

Total number of bonds: Two Hundred Forty Thousand (240,000).

Annual interest rate on the coupon: 13,11 %.

Coupon amount: 45 Roubles and 26 Kopecks.

Aggregate payments: Ten Million Eight Hundred Sixty Two Thousand Four Hundred Roubles (RUR 10,862,400).

Director General Deputy *Chervony V.A.*

Executed by T.V. Starikova (tel. # 950-03-40)